

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 26, 2016

Dr. Glynn Wilson
Chief Executive Officer
TapImmune Inc.
50 N. Laura Street, Suite 2500
Jacksonville, FL 32202

> **Re: TapImmune Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed May 12, 2016**
> **File No. 333-205757**

Dear Dr. Wilson:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Common stock offered by selling stockholders, page 5

1.   We note your statement on page 5 that the common stock offered by selling stockholders is 122,077,529 shares. However, on the cover page of your filing, you indicate that you are registering 71,046,767 shares. Accordingly, please revise to ensure that the number of shares presented in the registration statement is consistent throughout all parts of the filing.

Financial Statements

2.   Please update the registration statement to include financial statements and related disclosures for the quarterly period ended March 31, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Paul R. Lynch, Esq.
        Shumaker, Loop & Kendrick, LLP